Michael J. Triessl Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071-1406 (213) 615-4024 Tel thecapitalgroup.com

VIA CORRESPONDENCE

March 29, 2017

Edward P. Bartz

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-8626

RE:	Capital World Growth and Income Fund (File Nos. 033-54444 and 811-07338)

Dear Mr. Bartz:

On February 28, 2017 we filed Post-Effective Amendment No. 45 to the Registration Statement under the Securities Act of 1933, as amended, and Amendment No. 47 to the Registration Statement under the Investment Company Act of 1940, as amended, of Capital World Growth and Income Fund (File Nos. 033-54444 and 811-07338) with the Commission pursuant to Rule 485(a) (the “Filing”). The filing was submitted in order to add an appendix (and related disclosure) regarding intermediary sales load, waiver and discount variations pursuant to guidance (the “Guidance”) issued by the US Securities and Exchange Commission Division of Investment Management (the “Division”) in December 2016 (No. 2016-06) allowing for such appendices – to be included in the prospectus of Capital World Growth and Income Fund and by the other American Funds. The Guidance specifies that the appendix must specifically identify the name of the intermediary as required by item 12(a)(2). The appendix in the Filing refers only to Merrill Lynch, Pierce, Fenner & Smith (“Merrill Lynch”). I hereby confirm that the policies set forth in the appendix are those of, and were provided by, Merrill Lynch for inclusion in the prospectuses of the American Funds. Therefore, Merrill Lynch is the only intermediary that may sell the share classes listed in the appendix pursuant to those policies. All other intermediaries selling shares of the American Funds may do so pursuant only to the policies of the relevant share class set forth in the funds’ prospectuses (without reference to the appendix).

When the Filing was submitted, we requested accelerated effectiveness to April 7, 2017. In our telephone conversation earlier today, you asked for us to express the reason for the acceleration request and the consequences to the fund if the acceleration request was not granted. Prior to the Filing, Merrill Lynch informed us that it would launch its revised selling platform in connection with the implementation date of the Department of Labor’s fiduciary rule on April 10, 2017 and that funds that did not have effective prospectuses including the Merrill Lynch policies reflected in the appendix would not participate on that platform. Regardless of the uncertainty of the Department of Labor’s rule implementation, Merrill Lynch has informed us that it will launch their revised selling platform on April 10, 2017. We have requested acceleration of the effectiveness of the Registration Statement and 485(b)(1)(vii) relief for the other American Funds to comply with this date. If the acceleration request is not granted, none of the American Funds, including the Registrant, will be included for sale on the Merrill Lynch platform. This omission will impact current shareholders of the American Funds on the Merrill Lynch platform as they will likely not be able to add to their positions or implement their rights of exchange between American Funds.

When submitting the Filing, we also requested selective review of the language related to the appendix as set forth in the Guidance. Understanding that we were asking for the Registration Statement to be declared effective inside of the 60 day window provided by Rule 485(a), we hoped that the request for selective review would help ease the burden of a full review by the Staff.

Thank you in advance for your consideration of the Filing and the acceleration request. If you should have any questions, please do not hesitate to contact me at (213) 615-4024.

Sincerely,

/s/ Michael J. Triessl

Michael J. Triessl

Senior Vice President and

Senior Counsel